C
E
E
02021468
hours per response . . . 12.00

SEC FILE NUMBER
8- 50417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 12 2002
140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

San Francisco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., # 370
(No. and Street)

Los Angeles	CA	90036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naum Voloshin (323) 930-9190
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banerjee, Dave CPA
(Name — *if individual, state last, first, middle name)*

5535 Balboa Blvd., Suite 200,	Encino	CA	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SAN FRANCISCO SECURITIES, INC.

Table of Contents

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
San Francisco Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of San Francisco Securities, Inc. as of December 31, 2001 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of San Francisco Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Dave Banerjee
Certified Public Accountant

Encino, California
February 28, 2002

San Francisco Securities, Inc.
Balance Sheet
December 31, 2001

ASSETS	2001
CURRENT ASSETS	
Cash	$742,267
Accounts receivable	12,817
Clearing Deposit	50,000
Total current assets	805,084
Fixed assets net of accumulated depreciation	977
Organization costs net of accumulated ammortization	2,303
Other assets	1,176
Total fixed and other assets	4,456
Total assets	$809,540
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 10,000
Income taxes payable	4,026
Securities sold, not yet purchased	428,836
Total current liabilities	442,862
STOCKHOLDER'S EQUITY	
Common stock	10,000
Paid in capital	409,500
Retained deficit	(52,822)
Total stockholder's equity	366,678
Total liabilities and stockholder's equity	$809,540

San Francisco Securities, Inc.
Statement of Income
For the year ended December 31, 2001

		2001
INCOME		
Commission income	$	160,506
Other income		21,153
Total income		181,659
EXPENSES		
Legal and professional		4,500
Commissions		62,543
Administrative		68,000
Other		73,122
Total expenses		208,166
NET INCOME BEFORE INCOME TAXES		(26,507)
INCOME TAX PROVISION (Note 2)		
Federal taxes		-
State taxes		800
Total tax provision		800
NET INCOME	$	(27,307)

San Francisco Securities, Inc.
Statement of Stockholder's Equity
January 1, 2001 - December 31, 2001

	Capital		Retained Deficit		Total	
Beginning Balance January 1, 2001	$	169,500	$	(25,514)	$	143,986
Capital Contribution		250,000			$	250,000
Net income for the year				(27,307)		(27,307)
Balance - December 31, 2001	$	419,500	$	(52,822)	$	366,678

See accompanying accountants' report and notes to financial statement

San Francisco Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

	2001
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	($27,307)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	599
(Increase) decrease in:	
Receivable and prepaid expenses	(44,742)
Increase (decrease) in:	
Accounts payable and accrued expenses	2,080
Total adjustments	(42,063)
Net cash provided by operations	(69,370)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributions	250,000
Net cash from financing activities	250,000
CASH FLOW FROM INVESTING ACTIVITIES	
Securities sold, not yet purchased	428,836
Net cash used in investing activities	428,836
NET INCREASE (DECREASE) IN CASH	609,466
Cash-beginning of period	132,801
Cash-end of period	$742,267
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes	$6,446

See accompanying accountants' report and notes to financial statement

San Francisco Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

San Francisco Securities, Inc. (The Company) was formed in California in 1997 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers, and the State of California.

The firm is a corporation whose sole shareholder is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Computer Clearing Services, Inc.

Summary of Significant Accounting Policies

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Property, equipment, and premises:
The company depreciates its assets over a useful life of seven years, with organization costs amortized over five years.

		Useful Lives
Furniture and equipment	2,236	7 years
Organization costs	4,185	5 years
Total	6,421	
Less: Accumulated depreciation and amortization	(3,141)	
Net	3,280	

The Company shares office space with its affiliate Crown City Capital. Under the existing expense agreement, Crown City will absorb these costs for the Company and is reimbursed for their share of the rent and overhead.

San Francisco Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2001.

Note 2: INCOME TAXES

The Company was formed as a corporation and files annually on a calendar year basis.

Income tax expense for year ended December 31, 2001 on the cash basis of accounting is as follows:

Federal income tax:	$ 0
State income tax:	800
Total income tax expense	$ 800

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2001 the Company had a net capital of $253,564 which is $203,564 in excess of the minimum of $50,000 required and its ratio of aggregate indebtedness to net capital is 1.75 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

San Francisco Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
Schedule I
December 31, 2001

	Focus 12/01	Audit 12/01	Change
Stockholder's Equity, December 31, 2000	$163,240	$366,678	$ (203,438)
Subtract - Non allowable assets:	6,354	4,456	1,898
Tentative net capital	156,886	362,222	(205,336)
Haircuts:	0	(108,658)	108,658
NET CAPITAL	$156,886	$253,564	(96,678)
Minimum net capital	(50,000)	(50,000)	0
Excess net capital	$106,886	$203,564	(96,678)
Aggregate Indebtedness		$442,862	
Aggregate indebtedness to net capital	N/A	1.75	

Changes are due to audit adjustments, reclassification and year end accrual entries.

San Francisco Securities, Inc
Determination of Reserve Requirements
Schedule II
For the year ended December 31, 2001

Computation for the determination of reserve requirements and
Information relating to the possession or control requirements under SEC Rule 15c3-3

Information Relating to Possession or Control
Schedule III
For the year ended December 31, 2001

Since the company operates under a fully disclosed basis with a NYSE member firm these schedules are exempted under the SEC Rule 240.15c3-3(k)(1)(iii).

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
San Francisco Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of San Francisco Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by San Francisco Securities, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee
Certified Public Accountant

Encino, California
February 28, 2002

SAN FRANCISCO SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5 (d)

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2001

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-50417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 12 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

San Francisco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5757 Wilshire Blvd., # 370
(No. and Street)

Los Angeles	CA	90036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Naum Voloshin (323) 930-9190
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banerjee, Dave CPA
(Name — *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino	CA	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SAN FRANCISCO SECURITIES, INC.

Table of Contents

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
San Francisco Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of San Francisco Securities, Inc. as of December 31, 2001 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of San Francisco Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Dave Banerjee
Certified Public Accountant

Encino, California
February 28, 2002

San Francisco Securities, Inc.
Balance Sheet
December 31, 2001

ASSETS	2001
CURRENT ASSETS	
Cash	$742,267
Accounts receivable	12,817
Clearing Deposit	50,000
Total current assets	805,084
Fixed assets net of accumulated depreciation	977
Organization costs net of accumulated ammortization	2,303
Other assets	1,176
Total fixed and other assets	4,456
Total assets	$809,540
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 10,000
Income taxes payable	4,026
Securities sold, not yet purchased	428,836
Total current liabilities	442,862
STOCKHOLDER'S EQUITY	
Common stock	10,000
Paid in capital	409,500
Retained deficit	(52,822)
Total stockholder's equity	366,678
Total liabilities and stockholder's equity	$809,540

See accompanying accountants' report and notes to financial statement

San Francisco Securities, Inc.
Statement of Income
For the year ended December 31, 2001

		2001
INCOME		
Commission income	$	160,506
Other income		21,153
Total income		181,659
EXPENSES		
Legal and professional		4,500
Commissions		62,543
Administrative		68,000
Other		73,122
Total expenses		208,166
NET INCOME BEFORE INCOME TAXES		(26,507)
INCOME TAX PROVISION (Note 2)		
Federal taxes		-
State taxes		800
Total tax provision		800
NET INCOME	$	(27,307)

San Francisco Securities, Inc.
Statement of Stockholder's Equity
January 1, 2001 - December 31, 2001

	Capital	Retained Deficit	Total
Beginning Balance January 1, 2001	$ 169,500	$ (25,514)	$ 143,986
Capital Contribution	250,000		$ 250,000
Net income for the year		(27,307)	(27,307)
Balance - December 31, 2001	$ 419,500	$ (52,822)	$ 366,678

See accompanying accountants' report and notes to financial statement

San Francisco Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

	2001
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	($27,307)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	599
(Increase) decrease in:	
Receivable and prepaid expenses	(44,742)
Increase (decrease) in:	
Accounts payable and accrued expenses	2,080
Total adjustments	(42,063)
Net cash provided by operations	(69,370)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital Contributions	250,000
Net cash from financing activities	250,000
CASH FLOW FROM INVESTING ACTIVITIES	
Securities sold, not yet purchased	428,836
Net cash used in investing activities	428,836
NET INCREASE (DECREASE) IN CASH	609,466
Cash-beginning of period	132,801
Cash-end of period	$742,267
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$0
Income taxes	$6,446

San Francisco Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

San Francisco Securities, Inc. (The Company) was formed in California in 1997 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers, and the State of California.

The firm is a corporation whose sole shareholder is Naum Voloshin. The firm operated on a fully disclosed basis with another member firm, Computer Clearing Services, Inc.

Summary of Significant Accounting Policies

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Property, equipment, and premises:
The company depreciates its assets over a useful life of seven years, with organization costs amortized over five years.

		Useful Lives
Furniture and equipment	2,236	7 years
Organization costs	4,185	5 years
Total	6,421	
Less: Accumulated depreciation and amortization	(3,141)	
Net	3,280	

The Company shares office space with its affiliate Crown City Capital. Under the existing expense agreement, Crown City will absorb these costs for the Company and is reimbursed for their share of the rent and overhead.

San Francisco Securities, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2001.

Note 2: INCOME TAXES

The Company was formed as a corporation and files annually on a calendar year basis.

Income tax expense for year ended December 31, 2001 on the cash basis of accounting is as follows:

Federal income tax:	$ 0
State income tax:	800
Total income tax expense	$ 800

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2001 the Company had a net capital of $253,564 which is $203,564 in excess of the minimum of $50,000 required and its ratio of aggregate indebtedness to net capital is 1.75 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 4: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

San Francisco Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
Schedule I
December 31, 2001

	Focus 12/01	Audit 12/01	Change
Stockholder's Equity, December 31, 2000	$163,240	$366,678	$ (203,438)
Subtract - Non allowable assets:	6,354	4,456	1,898
Tentative net capital	156,886	362,222	(205,336)
Haircuts:	0	(108,658)	108,658
NET CAPITAL	$156,886	$253,564	(96,678)
Minimum net capital	(50,000)	(50,000)	0
Excess net capital	$106,886	$203,564	(96,678)
Aggregate Indebtedness		$442,862	
Aggregate indebtedness to net capital	N/A	1.75	

Changes are due to audit adjustments, reclassification and year end accrual entries.

San Francisco Securities, Inc
Determination of Reserve Requirements
Schedule II
For the year ended December 31, 2001

Computation for the determination of reserve requirements and
Information relating to the possession or control requirements under SEC Rule 15c3-3

Information Relating to Possession or Control
Schedule III
For the year ended December 31, 2001

Since the company operates under a fully disclosed basis with a NYSE member firm these schedules are exempted under the SEC Rule 240.15c3-3(k)(1)(iii).

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
San Francisco Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of San Francisco Securities, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by San Francisco Securities, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee
Certified Public Accountant

Encino, California
February 28, 2002